# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MDxHealth SA, CIK 0001872529
CUSIP: 58286E102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: CAP Business Center, Zone Industrielle des Hauts-Sarts, Herstal, Belgium (C9), 4040
Date of event which requires filing of this statement: 08/11/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 48th Floor, New York, New York (NY), 10105, (212) 984-3815

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 31,648,563; shared voting power 0; sole dispositive power 31,648,563; shared dispositive power 0; aggregate amount beneficially owned 31,648,563 (33.2% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 31,648,563; shared voting power 0; sole dispositive power 31,648,563; shared dispositive power 0; aggregate amount beneficially owned 31,648,563 (33.2% of the class)
- Andrew Gundlach (CIK 0002031329): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 31,648,563; shared voting power 0; sole dispositive power 31,648,563; shared dispositive power 0; aggregate amount beneficially owned 31,648,563 (33.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: MDxHealth SA
Address of issuer's principal executive offices: CAP Business Center, Zone Industrielle des Hauts-Sarts, Herstal, Belgium (C9), 4040
Comment: This Schedule 13D (the "Schedule 13D") relates to the Ordinary Shares ("Shares") of MDxHealth SA (the "Issuer") and is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Bleichroeder LP ("Bleichroeder") with respect to Shares beneficially owned by it. The general partner of Bleichroeder is Bleichroeder Holdings LLC (the "General Partner"). Andrew Gundlach owns (through a trust) all of the equity interests of the General Partner and is the Chairman and CEO of Bleichroeder.

The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party. Bleichroeder is the investment manager or adviser to funds and/or managed accounts and may be deemed to have beneficial ownership over the Shares directly owned by the funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 48th Floor, New York, NY 10105.
Present principal occupation or employment: The principal business of Bleichroeder is to serve as an investment manager or adviser to various investment partnerships and managed accounts. The principal business of the General Partner is to serve as General Partner of Bleichroeder. The principal business of Mr. Gundlach is to serve as the Chairman and CEO of Bleichroeder.
Criminal convictions in the last five years: During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five (5) years, none of Bleichroeder, the General Partner or Mr. Gundlach has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Bleichroeder is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Gundlach is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Accounts and funds managed by the reporting person hold 31,648,563 Shares. The 31,648,563 Shares were acquired on the open market and in transactions with the Issuer by accounts and funds managed by Bleichroeder LP at an aggregate cost of $48,420,542.58.

## Item 4. Purpose of Transaction
Purpose of transaction:
Bleichroeder originally acquired beneficial ownership of Shares of the Issuer for investment purposes.

On August 11, 2026, certain funds and entities managed by Bleichroeder (the "Funds") entered into securities purchase agreements with the Issuer (the "Securities Purchase Agreements") pursuant to which they purchased in the aggregate 24,229,074 Ordinary Shares (the "Purchased Shares") in a registered direct offering for a per-share purchase price of $0.454.

On August 11, 2026, the Funds entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer pursuant to which, among other things, the Funds agreed not to sell, offer, pledge or otherwise dispose or transfer, or enter into any other agreement (including hedging transactions) that transfers the economic consequences of owning the Purchased Shares, subject to customary exceptions, for a period of 90 days from the date of the Security Purchase Agreements.

The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and the options with respect to such investment. In connection with such evaluation, Bleichroeder may seek calls and meetings with members of the Board and/or senior management of the Issuer, or communicate publicly or privately with other stockholders, knowledgeable industry or market observers or other third parties to indicate Bleichroeder's views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. Depending on various factors, including the Issuer's financial position, prospects and strategic direction, the outcome of the matters referenced above, other developments concerning the Issuer, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, making or causing further acquisitions of securities of the Issuer, including Shares, from time to time, and disposing of, or cause to be disposed, any or all of the securities of the Issuer, including Shares, beneficially owned by the Reporting Persons at any time

The foregoing descriptions of the Securities Purchase Agreements and the Lock-Up Agreement are not complete and are qualified in their entirety by reference to the form of Securities Purchase Agreement included as Exhibit 99.1 to this Schedule 13D and the Lock-Up Agreement included as Exhibit 99.2 to this Schedule 13D, respectively, which are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Persons beneficially own 31,648,563 Shares, representing 33.2% of the outstanding Shares. The percentages used in this Schedule 13D are based upon 95,417,382 Shares outstanding following the Issuer's registered direct offering as disclosed by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over 31,648,563 Shares.
Transactions in the class effected during the past sixty days: The disclosure in Item 3 and Item 4 of this Schedule 13D is incorporated herein by reference. Except as set forth in Item 4, the Reporting Persons have not effected any transactions in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the managed accounts or funds which hold the Shares is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure under Item 3 and Item 4 of this Schedule 13D is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 6-K filed by the Issuer on August 13, 2026).

Exhibit 99.2 Lock-Up Agreement dated August 11, 2026 by and among the Issuer, 21 April Fund, Ltd., 21 April Fund, L.P. and the Denise and Michael Kellen Foundation, Inc. (incorporated herein by reference to Exhibit A to Exhibit 10.1 of the Current Report on Form 6-K filed by the Issuer on August 13, 2026).

Exhibit 99.3 Joint Filing Agreement, dated August 14, 2026, by and among Bleichroeder LP, Bleichroeder Holdings LLC and Andrew Gundlach.

## Signatures
- Bleichroeder LP: Andrew Gundlach, Chairman and CEO (08/14/2026)
- Bleichroeder Holdings LLC: Andrew Gundlach, Chairman and CEO (08/14/2026)
- Andrew Gundlach: Andrew Gundlach, Chairman and CEO (08/14/2026)